

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Scott D. Dorsey, CEO
ExactTarget, Inc.
20 North Meridian Street, Suite 200
Indianapolis, Indiana 46204

> **Re: ExactTarget, Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 23, 2011**
> **File No. 333-178147**

Dear Mr. Dorsey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Inside Front Cover Graphics

2. It does not appear appropriate to include an illustration of only your revenue growth in the cover page graphic. Financial information should be presented contextually in light of other relevant financial results. Please revise the bar graph to provide investors with a more complete picture of your results of operations during the time periods depicted or remove the graph from the cover page. Also, in regard to the gatefold graphic, textual

information in graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language. Please revise. Refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02. Finally, please confirm that OneAmerica, Papa Johns and Ally have reviewed the statements attributed to them on the cover page and have consented to their use in the registration statement.

Prospectus Summary, page 1

3.   Please disclose prominently in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

Our Business, page 1

4.   Please provide quantitative or qualitative support for your statement that you are a "leading global provider" of cross-channel, interactive marketing SaaS solutions.

Market Opportunity for Interactive Marketing, page 2

5.   With respect to third-party statements in the prospectus, such as the data attributed to Forrester Research, Gartner and the Direct Marketing Association, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite and, if so, file written consents from the authors of such reports in accordance with Rule 436. In the prospectus, please disclose the dates of all the reports that you use or cite.

Our Competitive Strengths

Market-leading size and scale of strong business momentum, page 3

6.   We note your statement in this section that you had $148.0 million in revenue for the nine months ended September 30, 2011. Please balance this statement by disclosing your net loss for the period.

Use of Proceeds, page 34

7.   Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the general corporate purposes identified in this section and to working capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months ended September 30, 2010 and 2011

Revenue, page 47

8.   You disclose in this section that the growth in your subscription revenue for the nine
        months ended September 30, 2011 was due to, among other factors, the increase in new
        clients and the larger base of renewal clients. However, you do not quantify the
        contribution of each of these factors. You should quantify and explain the source of each
        material change in your operating results. Refer to Item 303(a)(3)(iii) of Regulation S-K
        and Section III.D of SEC Release No. 33-6835. Accordingly, revise to quantify the
        number of new customers acquired during the nine months ended September 30, 2011
        and the increase in subscription revenue attributable to new clients and to renewals. For
        professional services revenue, quantify the increase in the number of clients utilizing
        your professional services as well as the revenue growth attributable to these new clients
        and to the growth in your international operations. Provide similar disclosure for the
        years ended December 31 2008, 2009 and 2010.

Liquidity and Capital Resources, page 58

9.   We note your reference to certain covenants in your credit agreement. Please disclose
        whether you are currently in compliance with these covenants and the specific terms of
        each covenant. Your disclosures should also address the risks and potential
        consequences of not complying with your debt covenants. Refer to Sections I.D and
        IV.C of Release No. 33-8350.

Contractual Obligations, page 62

10.   Please revise the table of contractual obligations to include a separate line item for
        interest payments on your term loan and revolving line of credit. As this table is aimed at
        increasing transparency of cash flow, we believe these payments should be reflected.

Critical Accounting Policies

Stock-Based Compensation, page 65

11.   We note that you estimate expected volatility for stock-based payment awards based on
        the historical volatility of a peer group of publicly-held companies. We further note your
        disclosure on page 67 that your use of the market approach in estimating aggregate
        enterprise value at each valuation date considered market multiples of publicly-traded

firms in similar lines of business. Please address the following with respect to the set of publicly-traded companies used in your various analyses:

- Confirm that the same set of publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly.

- Revise to disclose any limitations or uncertainties regarding comparability.

12.   We note that you have not quantified certain assumptions used in your valuations. Please revise your disclosures to include quantitative information for each significant assumption used at each valuation date. This includes, but is not limited to, discount rates, market multiples, non-marketability discounts, and any other assumptions management believes are material. Please ensure that your disclosures also include a description of the basis for these determinations.

13.   When determined, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

14.   For any stock-based payment awards granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business, page 72

15.   You disclose on page 57 that a higher percentage of your clients enter into new subscription agreements and renewals in the fourth quarter. You also disclose on page 43 that your sales and marketing expenditures have historically been highest in the last two quarters of each year. Please tell us if you considered including disclosure responsive to Item 101(c)(1)(v) of Regulation S-K in this section.

16.   Please tell us and disclose the criteria you used in selecting the customers you identified by name in this section and in the summary. For example, tell us and disclose whether there is a minimum dollar value of sales you made to the companies you list. Also, confirm that the customers listed are current customers.

Intellectual Property, page 87

17.   We note the discussion in this section of your license agreement with Subscribermail, LLC and Hula Holdings, LLC. Please provide us with your analysis as to whether you are required to file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation

18.   Please update your disclosure throughout this section to reflect your executive compensation for the fiscal year ended December 31, 2011. We may have comments after reviewing the new disclosure.

Certain Relationships and Related Transactions, page 111

19.   You disclose in Note 10 to the financial statements that one of your directors is President and Chief Executive Officer of CareerBuilder, LLC, which is one of your clients. Please provide all information called for by Item 404(a) of Regulation S-K with respect to this related person transaction, or advise why you believe such disclosure is not required.

Principal Stockholders, page 116

20.   Footnotes one, two, three, four, nine and ten contain disclaimers of beneficial ownership except to the extent of pecuniary interest. Beneficial ownership is not determined on the basis of pecuniary interest. See Rule 13d-3(a). To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Financial Statements

Consolidated Balance Sheets, page F-3

21.   Please tell us how you considered disclosing on the face of the balance sheet the liquidation preference in the aggregate for each series of preferred stock. Refer to ASC 505-10-50-4.

22.   Please revise to present a pro forma balance sheet as of September 30, 2011 adjacent to the historical balance sheet which is reflective of the automatic conversion of the various series of preferred stock into common stock in conjunction with the offering. This pro forma balance sheet should exclude the effects of the offering proceeds. Additionally, pro forma earnings per share for the latest fiscal year and interim period should be presented giving effect to the conversion of the preferred shares.

Consolidated Statements of Operations, page F-4

23.   We note that your use of net proceeds from this offering may include repayment of your term loan and revolving line of credit. Please tell us how you considered including pro forma loss per share information for the latest fiscal year and interim period to address the effect of the proceeds intended to be used for debt repayment. In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay the term loan and revolving line of credit. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in computing pro forma loss per share. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Note (6) Redeemable Convertible Preferred Stock, page F-27

24.   Please revise your disclosures to address all rights and privileges related to the Series E, F and G preferred stock. This includes, but is not limited to, dividend and liquidation preferences and conversion ratios. To the extent this applies to your Series A, B and D preferred stock, please revise your disclosures accordingly. Refer to ASC 505-10-50-3.

25.   We note your disclosures here and in footnote 11(b) regarding the Series G preferred stock. Please clarify for us whether, upon a qualified public offering, the Series G preferred stock will automatically convert to common stock and the Series G preferred stock holders will receive an amount equal to the greater of $15.40 per share plus any declared but unpaid dividends or the amount that the holder of Series G preferred stock would have received if they had converted to common stock immediately prior to the event giving rise to the liquidation preference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Anne L. Benedict, Esq.
        Gibson Dunn & Crutcher LLP